Exhibit 99
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE November 7, 2006

Latest Seabridge Drill Results Expand New Mitchell Gold-Copper Deposit

Toronto, Canada…Seabridge Gold announced today that assay results from seven additional holes drilled at Mitchell have expanded the known size of the gold-copper porphyry system and confirmed the continuity of grades that are consistent with successful gold-copper mines now in operation. The Mitchell deposit is located at the Company’s 100% owned Kerr-Sulphurets project in British Columbia. Further drill results are expected in the next several weeks.

In June 2006, Seabridge commenced a 7,500 meter core drill program at Kerr-Sulphurets designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work.

Based on success in the first eight holes (see News Release dated September 19, 2006), the program was expanded to 9,129 meters. All drilling is now complete with 24 holes (7,506 meters) drilled at Mitchell and five holes (1,623 meters) drilled at Sulphurets. To date, assay results have been received and analyzed from the first 15 Mitchell holes (see attached map for drill hole locations). All of the Mitchell holes were drilled from north to south inclined at approximately 70 degrees. Following the receipt and compilation of all drill results, a National Instrument 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

Assay results from holes 9 through 15 drilled at the Mitchell Zone are as follows:

Drill Hole	Depth (m)	From (m)	To (m)	Length (m)	Au gpt	Cu %
M-06-09	299.0	4.0	299.0	295.0	0.97	0.31
M-06-10	197.0	75.0	197.0	122.0	0.70	0.15
M-06-11	297.0	3.7	297.0	293.3	0.85	0.27
M-06-12	297.0	189.0	297.0	108.0	0.61	0.15
M-06-13	299.0	4.9	299.0	294.1	0.78	0.25
M-06-14	453.0	85.0 251.0	135.0 453.0	50.0 202.0	0.65 0.88	0.09 0.17
M-06-15	354.0	2.9	278.0	275.1	0.58	0.09

Drill holes M-06-09, M-06-10, M-06-11, M-06-12, M-06-13 and M-06-14 terminated in material that was consistent with the grades of the noted interval. Results from hole M-06-15 along with previously reported results from hole M-06-04 may suggest that the drilling is approaching the eastern boundary of the deposit.

The Mitchell Zone is centered on Mitchell Creek in the northern part of Seabridge Gold’s Kerr-Sulphurets property. It is a complex structural zone that has been intensely hydrothermally altered. This zone appears to have a width of 800 meters across the Mitchell Creek valley and a strike extent of approximately 2,000 meters, with the western limit covered by talus and the eastern limit covered by the Mitchell Glacier. The true thickness of the target zone, based on initial drill results from the current

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Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net program, is estimated to be at least 300 to 400 meters but could be more as most of the holes received to date ended in material that was consistent with the grades of the overall hole.

Exploration activities at Kerr-Sulphurets were conducted by personnel from Xstrata Copper Canada (following Xstrata’s acquisition of Falconbridge Limited) under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Initial analytical work for the 2006 drill program is being conducted by Eco-Tech Laboratories, located in Kamloops, British Columbia. Samples were prepared at Eco-Tech’s Stewart, BC prep facility and shipped by them to Kamloops for assay. An ongoing and rigorous quality control/quality assurance protocol is being used on this program including blank and reference standards in every batch of assays. Duplicate analyses are being conducted on 10% of the samples at the ALS Chemex Vancouver laboratory.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net   Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mitchell Creek (Plan Map)
Nov 06, 2006
2006 Completed Holes
2005 Drill Holes
Historical Drill Holes
Composite Assays
Au g/t, Cu %
metres
Assay
Au g/t
0.0 - 0.2
0.2 - 0.4
0.4 - 0.6
0.6 - 0.8
0.8 - 1.0
> 1.0
M-06-18 (abandoned)
M-06-23
M-06-20
M-06-16
M-06-22
M-06-21
M-06-19
M-06-12
0.61 0.15
108
M-06-08
0.86, 0.20
288
0.75, 0.19
227.9
M-06-10
0.70, 0.15
122
M-06-14
0.65, 0.09
50
Mitchell Glacier
M-06-24
0.88, 0.17
202
M-06-02
Mitchell Creek
M-06-15
M-06-11
M-06-07
0.58, 0.09
275.1
0.81, 0.17
423
M-06-01
0.85, 0.27
293.3
M-06-06
0.97, 0.28
297.6
M-06-03
0.81, 0.13
300.3
M-06-04
0.78, 0.16
301
0.40, 0.06
142.3
M-06-05
M-06-09
0.80, 0.19
296
PROPERTY BOUNDARY
M-06-13
0.73, 0.17
153.7
0.49, 0.15
192.4
0.97, 0.31
299
0.68, 0.25
190.5
0.78, 0.25
294.1
0.68, 0.16
154.3
0.46, 0.05
147.3
M-06-17
-600E
-400E
-200E
000E
200E
400E
600E
800E
1000E
1200E
0
250
500
metres